VIA EDGAR

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.

Washington, D.C. 20549

Date: October 14, 2021

Re:	Procaps Group, S.A
Request for Withdrawal of Registration Statement on Form 20FR12B
Filed September 30, 2021
File No. 001-40851
CIK: 0001863362
Accession Number: 0001213900-21-050699

Dear Sir/Madam:

Procaps Group, S.A. (the “Registrant”), pursuant to Rule 477 under the Securities Act of 1933, as amended, herby respectfully requests the immediate withdrawal of the above-referenced registration statement on Form 20FR12B, together with all exhibits and amendments thereto (the “Registration Statement”). The Registration Statement was erroneously filed under the wrong SEC form type due to a clerical error on September 30, 2021 under Accession Number 0001213900-21-050699.

The document has been resubmitted on EDGAR under the correct SEC form type. The Registrant confirms that no securities were sold in connection with the Registration Statement.

Thank you for your kind attention to this matter.

Should you have any questions relating to the foregoing, please feel free to contact the Registrant's legal counsel at, Arnaldo Rego Jr., Esq., of Greenberg Traurig, P.A., at (305) 579 0823 or regoa@gtlaw.com.

Very truly yours,

By:	/s/ Ruben Minski
Name: Ruben Minski Title: Chief Executive Officer